Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

July 5, 2022

Item 3	News Release

The press release attached as Schedule “A” was released on July 5, 2022 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

July 5, 2022

SCHEDULE “A”

DIGIHOST ANNOUNCES Y/Y 129% INCREASE IN QUARTERLY BITCOIN PRODUCTION AND PROVIDES OPERATIONS UPDATE

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022.

Toronto, ON – July 5, 2022 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based Bitcoin (“BTC”) mining company, is pleased to provide unaudited comparative BTC production results for the month and quarter ended June 30, 2022, combined with an operations update. All monetary references are expressed in USD unless otherwise indicated.

Production Highlights for June 2022

•	Mined 72.18 BTC, resulting in total holdings of 293.30 BTC at the end of June valued at approximately $5.8 million based on a BTC price of $19,785 as of June 30, 2022.

•	Ethereum (“ETH”) holdings of 1,000.89 ETH at the end of June valued at approximately $1.07 million based on an ETH price of $1067.29 as of June 30, 2022.

•	Total digital asset inventory value, consisting of BTC and ETH, of approximately $6.87 million as of June 30, 2022. In addition, the Company held cash of approximately $5 million and derivative instruments of approximately $500,000 as of June 30, 2022. Cash and liquid assets as of June 30, 2022 totalled approximately $12.4 million.

•	On June 14, 2022, the Company repaid its $10 million collateralized loan facility by monetizing a portion of its BTC holdings. The Company currently has no debt.

•	To avoid equity dilution for its shareholders, management sold a portion of its BTC production during the month to fund its energy costs.

Year-Over-Year Quarterly Comparison

The Company mined approximately 141.71 more BTC in Q2 2022, compared to Q2 2021, representing an increase of approximately 128.9%. Using the June 30, 2022 and June 30, 2021 closing BTC prices (from CoinDesk), the value of the Company’s BTC mined in Q2 2022 increased by approximately $1.1 million, or 29% compared to Q2 2021.

Figure 1. Year-over-year Quarterly BTC Production

	Q2 2022	Q2 2021	QoQ Increase

Mined BTC	251.68	109.97	141.71
Approximate BTC value	$19,785	$35,041	($15,256)
Production Value	$4,979,489	$3,853,459	$1,126,030

Quarter-Over-Quarter Comparison

The Company mined an additional 65.85 BTC during the second quarter of 2022 compared to the first quarter of 2022, representing an increase of 35%.

Figure 2. Quarter-over-quarter BTC Production

	Q2 2022	Q1 2022	QoQ Increase

Mined BTC	251.68	186.83	64.85
Approximate BTC value	$19,785	$45,539	($25,754)
Production Value	$4,979,489	$8,508,051	($3,528,563)

Operational Update

Digihost is pleased to announce that planning is well under way at the Company’s new Alabama site (please refer to Digihost’s news releases dated June 14 and June 22, 2022) with mining operations projected to commence in Q4. Based upon power rates currently being negotiated by management with Alabama Power, Digihost projects its operational breakeven point will occur at a BTC price of approximately $12,000. The Company’s move to Alabama and the opening of a new head office in Houston, Texas earlier this year are milestones consistent with Digihost’s strategic plan to diversify jurisdictional risk.

Although Digihost’s operations are currently located in Buffalo and North Tonawanda the Company does not intend to open any new mining facilities in New York State (“NYS”). Due to the recent material rise in energy costs in NYS the Company anticipates curtailing operations during peak hours at current BTC prices. Additionally, Digihost will continue its practice of drawing less power from the grid when consumer demand periodically spikes as a result of hot weather conditions expected over the next several months.

In the current inflationary environment management has introduced additional internal control measures to ensure adherence to its aggressive cost control program. Zero-based budgeting has been implemented on a line-by-line base regardless of the expense category. This cost control program has already resulted in material savings.

Don Christie, Chief Operating Officer, commented, “We are pleased to report on our progress in diversifying our operations on a jurisdictional basis. We will continue this strategy as we constantly monitor changes in the political environment within which our industry operates. I would also like to thank our employees for supporting the implementation of our cost control program as we work our way through this challenging time for our industry and the economy as a whole. I am confident, that as a result of these cost savings and further actions we have taken to strengthen our balance sheet, Digihost will emerge from this inflationary period as a stronger more disciplined and profitable company”.

About Digihost

Digihost is a growth-oriented blockchain technology company primarily focused on BTC mining. Through its self-mining operations and joint venture agreements, the Company is currently hashing at a rate of approximately 650 PH/s.

All hosting fees and joint venture profit sharing are treated as operating expenses in the Company’s consolidated financial statements.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; approval of the Public Service Commission or other regulatory or board approvals being received on a timely basis, or at all; the acquisition of North Tonawanda, New York facilities closing on timely basis, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.